SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 3 July 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland
Interim Management Statement 3 July 2009

The economic environment in our main markets remains difficult and trading conditions are challenging. Against this backdrop maintaining the stability of the Bank remains the primary management objective.

Income Statement

Demand for new lending remains muted resulting in the quantum of customer lending remaining broadly unchanged from 31 March 2009 on a constant currency basis. The lower interest rate environment together with the impact on deposit pricing of more intense competition has resulted in pressure on liability spreads. This trend together with higher wholesale funding costs are having a significant negative impact on net interest margin. Ongoing strong cost discipline across the Group and the benefits of down sizing initiatives implemented in the prior financial year continue to deliver cost savings.

At the announcement of our Preliminary Results on 19 May 2009 we indicated an expected impairment charge on loans and advances to customers of circa €6 billion in the 3 year period to March 2011 (which included the loan impairment charge of €1.4 billion taken in the year to 31 March 2009). In aggregate across our principal markets, the trends in economic assumptions outlined in our Preliminary Results presentation on 19 May 2009 which drive this anticipated outcome are broadly as expected.

Downside risk to the loan impairment charge estimate arises in the event of a further deterioration in economic conditions or further prolonged low levels of activity in residential and commercial property markets.

National Asset Management Agency (NAMA)

We continue to engage positively with the National Asset Management Agency (NAMA) with enabling legislation expected by the autumn of 2009. We expect the implementation of NAMA to reduce our Risk Weighted Assets and to inject funding into the Irish banking system. As details on how NAMA will operate and the valuation at which assets will transfer to NAMA have not been determined, the impact on our operating profit and loan impairment charge remains uncertain.

Balance Sheet

The quantum of customer lending remains broadly unchanged at end June 2009 compared to 31 March 2009 on a constant currency basis as demand for new loans is muted in the current economic environment. Competition for customer deposits is intense and our quantum of customer deposits at end June 2009 is marginally lower compared to 31 March 2009 on a constant currency basis. The quantum of wholesale funding at end June 2009 is in line with 31 March 2009. While short-term money markets remain dislocated, in the quarter to end June 2009 we have raised circa €3bn in term funding (funding with a maturity of greater than one year at date of issue). The maturity profile of our wholesale funding has been extended with over 30% of our overall wholesale funding having a maturity of greater than one year at end June 2009 compared to 27% at 31 March 2009.

Capital

We have strengthened our capital position. In June 2009 we announced the successful completion of a debt buy-back programme of Euro, Sterling and US Dollar Tier 1 securities. The equity accretion for the Bank of Ireland Group of this initiative is circa €1 billion. Including the impact of this buy-back initiative the pro forma capital ratios of the Group at 31 March 2009 would have been:

	Pro forma 31 March 2009	Reported 31 March 2009
Equity tier 1	7.1%	6.2%
Core tier 1	10.5%	9.5%
Total tier 1	11.3%	12.0%
Total capital	14.5%	15.2%

Ends.

Contact details:
John O'Donovan

    Group Chief Financial Officer

                     +353 1 632 2054
Geraldine Deighan
    Head of Group Investor Relations

              +353 1 604 3501
Dan Loughrey

    Head of Group Corporate Communications
     +353 1 604 3833

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies, the performance and volatility of international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the U.S. Securities and Exchange Commission.

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END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 3 July 2009